UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.6)*

                             J2 COMMUNICATIONS, INC.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    46625420
                                 (CUSIP Number)

                            Keith L. Schaitkin, Esq.
                     Gordon Altman Weitzen Shalov & Wein LLP
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 12, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 6)

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on June 17, 1999, by Daniel Laikin, a citizen of the United State of America ("Mr. Laikin") and Paul Skjodt, a citizen of Canada (collectively, the "Registrants") relating to the common shares, no par value (the "Shares"), of J2 Communications, Inc., a California corporation (the "Issuer"), as amended on June 22, 1999, July 1, 1999, July 23, 1999, September 3, 1999 and September 17, 1999, is hereby amended to furnish the additional information set forth herein.


Item 4.           Purpose of Transaction

         Mr. Laikin has determined that he would like to serve on the board of directors of the Issuer. James Jimirro, the President of the Issuer, has agreed to take measures in order to nominate Mr. Laikin for election as a director of the Issuer at the next annual meeting. Mr. Laikin, in order to reserve his rights and to comply with certain sections of the Issuer's amended bylaws, sent the Issuer a letter on November 12, 1999 notifying the Issuer that he wanted to nominate himself for election as a director of the Issuer at the next annual meeting and that he intended to cumulate votes in voting for directors at such annual meeting. A copy of this letter is filed herewith as Exhibit 3 and incorporated herein in its entirety by reference.


Item 7.           Material to Be Filed as Exhibits

         Exhibit 3. Letter from Daniel Laikin to Issuer dated November 12, 1999.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 1999


/s/ Daniel S. Laikin
--------------------
Daniel S. Laikin


/s/ Paul Skjodt
--------------------
Paul Skjodt

                                  EXHIBIT INDEX


Exhibit                    3. Letter from Daniel Laikin to Issuer dated November
                           12, 1999.